EGM Stock Exchange Announcement	Page 1 of 2

EXHIBIT 99.(a)(17)

ScottishPower shareholders approve Return of Cash with 99.26% of votes cast for the resolution

ScottishPower shareholders approved the return of cash at today’s EGM with 99.26% of the votes cast for the resolution. At the EGM of shareholders held on Thursday 4 May 2006, the following resolution was duly passed and the result of the poll is shown below:

	Votes For	% Votes For	Votes Against	% Votes Against	Total Votes Cast	Votes Withheld
Special Resolution
To approve (conditional upon the admission of the New Ordinary Shares and the B Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc’s main market for listed securities becoming effective) the Capital Reorganisation, the Return of Cash, the amendments to the Company’s Articles of Association and the amendments to the existing authorities to allot new shares, disapply pre-emption rights and to make market purchases of ordinary shares, each as described in the Circular to Shareholders dated 31 March 2006.	905,420,490	99.26%	6,745,193	0.74%	912,165,683	3,135,459

The remaining timetable of events for the return of cash to shareholders is as follows:-

Event	Date
Latest time and date for dealings in Existing Ordinary Shares	4.30pm on Friday 12 May 2006

Record Date for the Capital Reorganisation. Existing Ordinary Share register closed and Existing Ordinary Shares disabled in CREST	6pm on Friday 12 May 2006

New Ordinary Shares and B Shares admitted to the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities	8am on Monday 15 May 2006

Commencement of dealings in the New Ordinary Shares and B Shares and enablement in CREST. New Ordinary Shares and B Shares entered into CREST	8am on Monday 15 May 2006

Latest time for receipt of Election Forms and TTE instructions from CREST holders in relation to the B Share Alternatives	4:30pm on Friday 19 May 2006

B Share Record Date	6pm on Friday 19 May 2006

Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert into Deferred Shares	Monday 22 May 2006

ScottishPower acquires B Shares under the Initial Repurchase Offer made by means of an announcement on the Regulatory News Service of the London Stock Exchange	Monday 22 May 2006

Despatch of New Ordinary Share certificates, retained B Share certificates, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Repurchase Offer as appropriate and cheques for fractional entitlements, and CREST accounts credited with the proceeds	Monday 5 June 2006

EGM Stock Exchange Announcement	Page 2 of 2

ScottishPower also announces, resultant from a meeting of the Board, the appointment of Mrs Sheelagh Duffield as Company Secretary, who takes up her position with immediate effect.

The company would like to thank its retiring Company Secretary, James Stanley, for his work and significant contribution made to the company and wish him every success in the future.

For further information:

Donald McPherson	Deputy Company Secretary	0141 566 4798
Colin McSeveny	Head of Media Relations	0141 566 4515

4 May 2006